Exhibit 99.4

CRESCO LABS INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED

MARCH 31, 2022 AND 2021

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Interim Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss	4

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	7

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Balance Sheets

As of March 31, 2022 and December 31, 2021

(In thousands of United States Dollars, except share and per share amounts)

	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$179,320	$223,543
Restricted cash	2,600	2,559
Accounts receivable, net	48,691	43,379
Inventory, net	156,432	136,643
Loans receivable, short-term	—	1,312
Other current assets	12,757	14,319

Total current assets	399,800	421,755
Non-current assets:
Property and equipment, net	394,994	369,092
Right-of-use assets	90,150	88,017
Intangible assets, net	435,930	437,644
Loans receivable, long-term	1,234	505
Investments	4,288	5,912
Goodwill	448,336	446,767
Deferred tax asset	5,997	6,561
Other non-current assets	4,208	4,210

Total non-current assets	1,385,137	1,358,708

TOTAL ASSETS	$1,784,937	$1,780,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	$33,285	$32,278
Accrued liabilities	95,962	95,442
Short-term borrowings	29,202	19,928
Income tax payable	64,180	46,949
Current portion of lease liabilities	21,137	20,792
Deferred consideration, contingent consideration and other payables, short-term	86,619	71,833
Derivative liabilities, short-term	809	1,172

Total current liabilities	331,194	288,394
Non-current liabilities:
Long-term notes payable and loans payable	466,076	465,079
Lease liabilities	124,104	118,936
Deferred tax liability	84,206	85,666
Deferred consideration, long-term	8,607	17,651
Other long-term liabilities	7,005	7,001

Total non-current liabilities	689,998	694,333

TOTAL LIABILITIES	1,021,192	982,727

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 shares authorized, issued and outstanding at March 31, 2022 and December 31, 2021, respectively
Subordinate Voting Shares, no par value; unlimited shares authorized; 272,629,692 and 270,033,270 issued and outstanding at March 31, 2022 and December 31, 2021, respectively
Proportionate Voting Shares[1], no par value; unlimited shares authorized, 20,472,294 and 20,667,206 issued and outstanding at March 31, 2022 and December 31, 2021, respectively
Special Subordinate Voting Shares[2], no par value; 639 shares authorized, issued and outstanding at March 31, 2022 and December 31, 2021, respectively
Share capital	1,607,452	1,597,715
Accumulated other comprehensive loss	(444)	(254)
Accumulated deficit	(880,395)	(841,907)

Equity of Cresco Labs Inc.	726,613	755,554
Non-controlling interests	37,132	42,182

TOTAL SHAREHOLDERS’ EQUITY	763,745	797,736

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,784,937	$1,780,463

[1]	Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
[2]	Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2022 and 2021

(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
Revenue, net	$214,391	$178,437
Costs of goods sold	107,018	91,414

Gross profit	107,373	87,023
Operating expenses:
Selling, general and administrative	87,106	70,785

Total operating expenses	87,106	70,785

Income from operations	20,267	16,238
Other expense:
Interest expense, net	(14,363)	(11,302)
Other expense, net	(6,772)	(12,340)
Loss from equity method investments	—	(1,196)

Total other expense, net	(21,135)	(24,838)

Loss before income taxes	(868)	(8,600)
Income tax expense	(22,807)	(15,524)

Net loss	(23,675)	(24,124)
Net income attributable to non-controlling interests, net of tax	3,706	5,269

Net loss attributable to Cresco Labs Inc.	$(27,381)	$(29,393)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.09)	$(0.12)
Basic and diluted weighted-average number of shares outstanding	292,719,359	237,701,059

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

For the Three Months Ended March 31, 2022 and 2021

(In thousands of United States Dollars)

	Three Months Ended March 31,
	2022	2021
Net loss	$(23,675)	$(24,124)
Foreign currency translation differences, net of tax	(190)	354

Total comprehensive loss for the period	(23,865)	(23,770)
Comprehensive income attributable to non-controlling interests, net of tax	3,706	5,269

Total comprehensive loss attributable to Cresco Labs Inc.	$(27,571)	$(29,039)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2022 and 2021

(In thousands of United States Dollars)

	Share capital	Accumulated Deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2021	$802,264	$(328,380)	$(647)	$102,095	$575,332
Exercise of options and warrants	1,956	—	—	—	1,956
Equity-based compensation	6,207	—	—	—	6,207
Employee taxes on certain share-based payment arrangements	13,139	—	—	—	13,139
Income tax reserve	—	80	—	—	80
Equity issued related to acquisitions	2,000	—	—	—	2,000
Private placement issuance, net of costs	123,469	—	—	—	123,469
Equity issuances	15,790	—	—	—	15,790
Distributions to non-controlling interest holders	(2,165)	—	—	(3,980)	(6,145)
Cresco LLC shares redeemed and other adjustments	93,264	(85,538)	—	(5,403)	2,323
Foreign currency translation	—	—	354	—	354
Net income (loss)	—	(29,393)	—	5,269	(24,124)

Balance as of March 31, 2021	$1,055,924	$(443,231)	$(293)	$97,981	$710,381

Balance as of January 1, 2022	$1,597,715	$(841,907)	$(254)	$42,182	797,736
Exercise of options and warrants	358	—	—	—	358
Equity-based compensation	7,727	—	—	—	7,727
Employee taxes on certain share-based payment arrangements	(87)	—	—	—	(87)
Income tax reserve	—	78	—	—	78
Payable pursuant to tax receivable agreements	(163)	—	—	—	(163)
Tax benefit from shareholder redemptions	186	—	—	—	186
Distributions to non-controlling interest holders	(9,992)	—	—	(8,233)	(18,225)
Cresco LLC shares redeemed and other adjustments	11,708	(11,185)	—	(523)	—
Foreign currency translation	—	—	(190)	—	(190)
Net income (loss)	—	(27,381)	—	3,706	(23,675)

Balance as of March 31, 2022	$1,607,452	$(880,395)	$(444)	$37,132	$763,745

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2022 and 2021

(In thousands of United States Dollars)

	Three Months Ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,675)	$(24,124)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,960	10,151
Amortization of operating lease assets	1,116	1,845
Bad debt expense and provision expense for expected credit losses	(518)	158
Share-based compensation expense	7,506	6,280
Loss (gain) on investments	1,693	(6,812)
Loss on changes in fair value of deferred and contingent consideration	5,667	11,111
(Gain) loss on derivative instruments and warrants	(375)	7,654
Loss on inventory write-offs and provision	902	—
Change in deferred taxes	(208)	(3,492)
Accretion of discount and deferred financing costs on debt arrangements	934	1,420
Foreign currency (gain) loss	(69)	406
(Gains) net of losses, on other adjustments to net income	—	(1,828)
Settlement gain	—	(810)
Loss on divestiture	—	3,634
Changes in operating assets and liabilities:
Accounts receivable	(6,624)	(6,052)
Inventory	(19,762)	(6,664)
Other assets	528	45
Accounts payable and other accrued expenses	7,073	6,013
Operating lease liabilities	(4,688)	(3,931)
Other current liabilities	—	(185)
Income tax payable	16,122	18,131

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,418)	12,950

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(35,588)	(21,410)
Purchases of intangibles	(1,886)	(1,459)
Proceeds from sale-leaseback transactions and tenant improvement allowances	2,886	5,382
Payment of acquisition consideration, net of cash acquired	(1,085)	(140)
Proceeds from divestiture, net of cash transferred	—	69
Receipts from collections of loans and advances	2,654	—
Loans and advances for entities to be acquired	(1,200)	(9,232)

NET CASH USED IN INVESTING ACTIVITIES	(34,219)	(26,790)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from January offering	—	124,105
Payment of debt, financing issuance costs and non-extending lender fees	—	(3,488)
Proceeds from exercise of stock options, warrants and sell-to-cover shares	2,424	14,991
Payments for taxes related to net share settlements of restricted stock units	—	(140)
Distributions to non-controlling interest redeemable unit holders	(8,233)	(2,790)
Principal payments on finance lease obligations	(556)	(472)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(6,365)	132,206

Effect of foreign currency exchange rate changes on cash	(180)	(169)
Net (decrease) increase in cash and cash equivalents	(44,182)	118,197
Cash and cash equivalents and restricted cash, beginning of period	226,102	140,774
Cash and cash equivalents, end of period	179,320	255,503
Restricted cash, end of period	2,600	3,468

Cash and cash equivalents and restricted cash, end of period	$181,920	$258,971

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD:
Income tax, net	$6,893	$833
Interest	4,763	9,402
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Non-cash consideration for business combination	$—	$25,564
Non-controlling interests redeemed for equity	612	5,402
Increase to net lease liability	3,508	2,503
Liability incurred to purchase property and equipment and intangibles	4,791	16,297
Cashless exercise of stock options and warrants	470	951
Unpaid declared distributions to non-controlling interest redeemable unit holders	13,386	2,174
Receivable due from financing lease transactions	1,086	—
Liability incurred in accordance with tax receivable agreement	163	—
Issuance of shares for non-solicitation intangible asset	—	3,000
Issuance of shares for settlement	—	12,790

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 1.	NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida and Maryland pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Compassionate Use of Medical Cannabis Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the Arizona Medical Marijuana Act and the Smart and Safe Arizona Act; the New York Compassionate Care Act and the New York Marijuana Regulation and Tax Act; the Massachusetts Regulation and Taxation of Marijuana Act and the Medical Use of Marijuana Act; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act and the Michigan Regulation and Taxation of Marihuana Act; the Florida Compassionate Medical Cannabis Act; and the Maryland Medical Marijuana Act, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of SVS and create the classes of PVS and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018 resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC, under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Cresco LLC limited liability agreement (“Pre-Combination LLC Agreement”). The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting standards generally accepted in the United States (“GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as filed on SEDAR. Consolidated Balance Sheets for the year ended December 31, 2021 are derived from audited financial statements filed on SEDAR on March 25, 2022. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2022 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain equity method investments as well as certain loans receivable, investments, derivative instruments and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and in Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.

(d)	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

The following are Cresco Labs’ wholly-owned or controlled entities as of March 31, 2022:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
River Distributing Co., LLC	California	Distribution	100%
FloraCal Farms	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC (One Plant Florida)	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Worcester, Inc	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc	Massachusetts	Holding Company	100%
Cultivate Cultivation, Inc	Massachusetts	Cultivation and Production Entity	100%
Good News Holdings, LLC	Illinois	Holding Company	100%
Wonder Holdings, LLC	Illinois	Holding Company	100%
BW Maryland Holdings, LLC	Illinois	Holding Company	100%
JDRC Seed, LLC	Illinois	Holding Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Holding Company	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	57%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Entity	Location	Purpose	Percentage Held
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets and the share of net income attributable to NCI is shown as a component of Net loss in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statement of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(e)	Earnings (Loss) Per Share

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the Unaudited Condensed Interim Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares; options, warrants and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to redeemable shares, options, warrants and RSUs is computed using the treasury stock method.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Potentially dilutive shares as of March 31, 2022 and 2021, which were excluded from the calculation of diluted EPS for the periods presented consisted of the following:

	Three Months Ended March 31,
(In thousands)	2022	2021
Redeemable shares	108,833	121,927
Options	24,842	14,482
Warrants	9,520	2,185
RSUs	4,085	631

Total potentially dilutive shares	147,280	139,225

(f)	Recently Adopted Accounting Pronouncements

The Company does not have any recently adopted accounting pronouncements during the three months ended March 31, 2022.

(g)	Recently Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2020-06 simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity’s own equity. The amendments in this update are effective for all business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We do not expect the adoption of this guidance will have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2021-04 clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this guidance has not had a material impact on the Company’s unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 3. INVENTORY

Inventory as of March 31, 2022 and December 31, 2021, consisted of the following:

($ in thousands)	March 31, 2022	December 31, 2021
Raw materials	$38,771	$38,618
Raw materials - non-cannabis	37,603	22,260
Work-in-process	28,088	26,561
Finished goods	51,970	49,204

Total Inventory	$156,432	$136,643

The Company wrote off $0.3 million and $nil of inventory during the three months ended March 31, 2022 and 2021, respectively. These write-offs are included in Cost of goods sold presented on the Unaudited Condensed Interim Consolidated Statements of Operations.

NOTE 4. PROPERTY AND EQUIPMENT

As of March 31, 2022 and December 31, 2021, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost

Balance as of January 1, 2022	$146,884	$38,968	$26,227	$152,778	$8,148	$3,258	$42,847	$419,110

Additions	21,168	800	994	1,202	413	9	8,625	33,211
Transfers	10	137	156	645	371	—	(1,319)	—
Disposals	—	—	—	—	—	—	—	—
Measurement period adjustments	1,829	(210)	929	(1,348)	—	—	—	1,200
Effect of foreign exchange and other adjustments	252	—	(86)	(277)	1	(20)	20	(110)

As of March 31, 2022	$170,143	$39,695	$28,220	$153,000	$8,933	$3,247	$50,173	$453,411

Accumulated depreciation

Balance as of January 1, 2022	$(7,498)	$(6,821)	$(7,579)	$(23,149)	$(3,927)	$(1,044)	$—	$(50,018)

Depreciation	(1,404)	(1,300)	(1,433)	(3,588)	(508)	(168)	—	(8,401)
Disposals	—	—	—	—	—	—	—	—
Adjustments			3	—	(1)	—	—	2

As of March 31, 2022	$(8,902)	$(8,121)	$(9,009)	$(26,737)	$(4,436)	$(1,212)	$—	$(58,417)

Net book value

As of December 31, 2021	$139,386	$32,147	$18,648	$129,629	$4,221	$2,214	$42,847	$369,092

As of March 31, 2022	$161,241	$31,574	$19,211	$126,263	$4,497	$2,035	$50,173	$394,994

As of March 31, 2022 and December 31, 2021, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Depreciation of $8.4 million and $5.0 million was incurred during the three months ended March 31, 2022 and 2021, respectively, of which $1.9 million and $1.6 million, respectively, is included in Selling, general and administrative expenses, with $6.5 million and $3.4 million in Cost of goods sold and ending inventory, respectively.

As of March 31, 2022 and December 31, 2021, ending inventory includes $10.0 million and $9.1 million of capitalized depreciation, respectively. For the three months ended March 31, 2022 and 2021, $5.7 million and $3.6 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $4.3 million and $2.4 million, respectively, related to depreciation capitalized to inventory in prior quarters.

NOTE 5. LEASES

The Company is the lessee in all of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 1 year to 20 years. Certain leases include renewal options ranging from less than one year to 35 years. The Company is reasonably certain to exercise renewal options ranging from 1 year to 10 years on certain leases.

The Company also has long-term financing liabilities associated with certain properties. See Note 11 for additional details on these transactions.

As of March 31, 2022 and December 31, 2021, ending inventory includes $0.6 million and $0.1 million of capitalized depreciation and rent expense, respectively. For the three months ended March 31, 2022 and 2021, $0.6 million and $1.2 million, respectively, of depreciation and rent expense was recorded to Cost of goods sold, which includes $0.5 million and $1.0 million, respectively, of depreciation and rent expense capitalized to inventory in prior periods.

NOTE 6. INVESTMENTS

The Company has investments in four entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis; and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.

The 420 Capital, Lighthouse and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable value. The IMC investment is classified as a marketable security with a readily determinable fair value.

The following is a summary of the investments held at fair value as of March 31, 2022 and December 31, 2021:

($ in thousands)	March 31, 2022	December 31, 2021
420 Capital	$68	$68
Lighthouse	627	542
Old Pal	592	592
IMC	3,001	4,710

Total Investments	$4,288	$5,912

The Company recorded mark-to-market losses of $1.6 million and $1.4 million for the three months ended March 31, 2022 and 2021, respectively.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 7. INTANGIBLE ASSETS and GOODWILL

As of March 31, 2022 and December 31, 2021, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2022	$31,879	$2,100	$11,921	$404,307	$6,284	$446,767	$903,258

Additions	—	—	1,886	—	—	—	1,886
Measurement period adjustments	—	—	—	(1,000)	—	1,569	569
Disposals	—	—	—	—	—	—	—

Balance at March 31, 2022	$31,879	$2,100	$13,807	$403,307	$6,284	$448,336	$905,713

Accumulated amortization
Balance at January 1, 2022	$(4,197)	$(695)	$(10,448)	$—	$(3,507)	$—	$(18,847)

Amortization	(924)	(438)	(674)	—	(564)	—	(2,600)

Balance at March 31, 2022	$(5,121)	$(1,133)	$(11,122)	$—	$(4,071)	$—	$(21,447)

Net book value
December 31, 2021	$27,682	$1,405	$1,473	$404,307	$2,777	$446,767	$884,411

March 31, 2022	$26,758	$967	$2,685	$403,307	$2,213	$448,336	$884,266

(a)	Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.

Amortization of $2.6 million and $5.4 million was recorded for the three months ended March 31, 2022 and 2021, respectively, of which $2.1 million and $3.5 million, respectively, is included in Selling, general and administrative expenses, with $0.5 million and $1.9 million in Cost of goods sold and ending inventory, respectively.

The following table outlines the estimated annual amortization expense related to intangible assets as of March 31, 2022:

($ in thousands)
2022	$7,334
2023	5,068
2024	4,226
2025	4,092
2026	3,966
Thereafter	7,937

Total estimated amortization	$32,623

As of March 31, 2022 and December 31, 2021, ending inventory includes $1.0 million and $1.1 million of capitalized amortization, respectively. For the three months ended March 31, 2022 and 2021, $0.6 million and $0.8 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.5 million and $0.6 million, respectively, related to amortization capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 8. SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2 thousand votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors (the “Board”).

v.	Redeemable Units

As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each redeemable unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(b)	Issued and Outstanding

As of March 31, 2022 and 2021, issued and outstanding shares and units consisted of the following:

(In thousands)	Redeemable Units	SVS*	PVS**	MVS	SSVS***
Beginning balance, January 1, 2022	109,441	269,971	20,667	500	1

Options and warrants exercised	—	465	—	—	—
RSUs issued	—	225	—	—	—
Cresco LLC redemption	(1,701)	1,701	—	—	—
PVS converted to SVS	—	195	(195)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	79	—	—	—

Ending balance, March 31, 2022	107,740	272,636	20,472	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(In thousands)	Redeemable Units	SVS*	PVS**	MVS	SSVS***
Beginning balance, January 1, 2021	126,338	194,231	29,311	500	1

Options and warrants exercised	—	1,297	—	—	—
RSUs issued	—	37	—	—	—
Issuance of shares related to acquisitions	—	206	—	—	—
Cresco LLC redemption	(6,977)	6,977	—	—	—
PVS converted to SVS	—	6,630	(6,630)	—	—
Share issuances	—	11,159	—	—	—

Ending balance, March 31, 2021	119,361	220,537	22,681	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)	Share Issuances

In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market price. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100 million of SVS to replace the prior agreement which was set to expire in August 2021. No shares were issued during the three months ended March 31, 2022 under the new agreement.

(ii)	Issuance of Shares - Private Placement

In January 2021, the Company closed an offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share. The Company received cash proceeds of $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million.

(iii)	Issuance of Shares - Arrangement

In February 2021, a binding settlement was reached with a former executive of the Company for payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants, including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares.

(iv)	Issuance of Shares - Verdant

In February 2021, in conjunction with the acquisition of four Verdant dispensaries, the Company issued 0.1 million SVS valued at $2.0 million.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding as of March 31, 2022 and 2021, is as follows:

	Number of warrants* (In thousands)	Weighted-average exercise price
Balance as of January 1, 2022	9,842	$9.63
Exercised	(12)	4.24
Forfeited	(310)	11.64

Balance as of March 31, 2022	9,520	$9.82

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

	Number of warrants* (In thousands)	Weighted-average exercise price
Balance as of January 1, 2021	6,183	$7.80
Exercised	(518)	4.25

Balance as of March 31, 2021	5,665	$8.12

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

During the three months ended March 31, 2022 and 2021, the Company recorded $0.1 million and $2.1 million, of warrant exercises into share capital, respectively. The 9.5 million outstanding warrants as of March 31, 2022, are from issuances to underwriters associated with the September 2019 financing, sellers from the Valley Agriceuticals, LLC (“Valley Ag”) acquisition and Bluma Wellness Inc. (“Bluma”) acquisition replacement awards. Of the total outstanding warrants, 4.2 million are classified as current liabilities and 5.3 million are classified as equity. See Note 16 for information about valuation of liability-classified warrants.

(d)	Distribution to Non-controlling Interest Holders

As of March 31, 2022 and December 31, 2021, the Company accrued for tax-related distributions to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $41.4 million and $36.4 million, respectively. These distributions will reduce non-controlling interest upon payment.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $8.2 million during the three months ended March 31, 2022. Similarly, the Company paid required tax distribution amounts to 2021 and 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $2.4 million during the three months ended March 31, 2021.

(e)	Changes in Ownership and Non-controlling Interests

During the three months ended March 31, 2022, redemptions of 1.7 million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.7% in non-controlling interest in Cresco Labs, LLC.

During the three months ended March 31, 2021, redemptions of 7.0 million redeemable units occurred, which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 2.4% in non-controlling interest in Cresco Labs, LLC.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

As of and for the three months ended March 31, 2022, Non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1,3]	Eliminations	Total
Non-current assets	$5,215	$35,241	$20,563	$15,861	$22,822	$1,285,435	$—	$1,385,137
Current assets	61,717	111,494	171,804	68,048	95,882	196,640	(305,785)	399,800
Non-current liabilities	—	(12,007)	(3,476)	(12,311)	(14,255)	(647,949)	—	(689,998)
Current liabilities	(56,191)	(104,492)	(130,319)	(77,427)	(148,460)	(131,458)	317,153	(331,194)

Net assets (liabilities)	$10,741	$30,236	$58,572	$(5,829)	$(44,011)	$702,668	$11,368	$763,745

Net assets (liabilities) attributable to NCI	$3,750	$4,313	$9,281	$9	$(9,604)	$29,383	$—	$37,132

Revenue	$7,060	$11,947	$22,048	$4,104	$680	$174,036	$(5,484)	$214,391
Gross profit	3,889	8,802	16,756	465	(1,243)	77,388	1,316	107,373

Net income (loss)	$3,651	$3,253	$12,635	$(876)	$(2,308)	$(40,030)	$—	$(23,675)

Net income (loss) allocated to NCI	$913	$403	$3,159	$(9)	$(462)	$(298)	$—	$3,706

NCI percentage as of March 31, 2022	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	42.7%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 42.7% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco U.S. Corp.
[3]	Includes the effect of LLC unit redemptions and other adjustments.

As of December 31, 2021, Non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1,3]	Eliminations	Total
Non-current assets	$5,208	$33,698	$22,934	$16,093	$23,422	$1,257,353	$—	$1,358,708
Current assets	54,506	95,522	154,929	64,897	97,276	250,029	(295,404)	421,755
Non-current liabilities	—	(11,213)	(3,443)	(12,286)	(14,071)	(653,320)	—	(694,333)
Current liabilities	(49,726)	(92,049)	(124,597)	(73,441)	(147,993)	(107,143)	306,555	(288,394)

Net assets (liabilities)	$9,988	$25,958	$49,823	$(4,737)	$(41,366)	$746,919	$11,151	$797,736

Net assets (liabilities) attributable to NCI	$2,850	$3,910	$6,123	$18	$(9,143)	$38,424	$—	$42,182

NCI percentage as of December 31, 2021	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	43.3%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 43.3% NCI related to NCI for Cresco Labs Inc. as of December 31, 2021.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments.

NOTE 9. SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

A summary of the status of the options outstanding as of March 31, 2022, consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2022	23,610	$5.54	7.70	$53,455
Granted	2,301	6.38
Exercised	(453)	1.61
Forfeited	(617)	8.46

Outstanding - March 31, 2022	24,841	5.63	7.72	41,652

Exercisable - March 31, 2022	14,216	$2.81	7.04	$36,366

During the three months ended March 31, 2022 and 2021, options were exercised for gross proceeds of $2.1 million and $1.2 million, respectively.

The following table summarizes the weighted-average grant date fair value and total intrinsic value of options exercised for the three months ended March 31, 2022:

($ in thousands, except per share data)	Three Months Ended March 31, 2022
Weighted-average grant date fair value (per share) of stock option units granted	$4.31
Intrinsic value of stock option units exercised, using market price at exercise date	$2,225

Weighted-average stock price of options on the dates on which options were exercised for the three months ended March 31, 2022 was $6.52 per option.

The fair value of stock options granted under the Plan for the three months ended March 31, 2022, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

March 31, 2022
Risk-free annual interest rate	1.4% - 1.9%
Expected annual dividend yield	0%
Expected stock price volatility	77.0% to 78.9%
Expected life of stock options	5.5 to 7 years
Forfeiture rate	9.4% - 21.3%
Fair value at grant date	$3.51 to $4.90
Stock price at grant date	$5.59 to $6.91
Exercise price range	$6.03 to $6.91

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Restricted Stock Units

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on date of grant.

A summary of outstanding RSUs as of March 31, 2022 is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted- average fair value	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding - January 1, 2022	1,093	$8.83	3.50	$9,657
Granted	3,324	6.33
Vested and settled	(169)	6.53
Forfeited	(80)	7.36

Outstanding - March 31, 2022	4,168	$6.83	4.00	28,451

The following table summarizes the total fair value of RSUs vested and settled for the three months ended March 31, 2022:

($ in thousands)	Three Months Ended March 31, 2022
Weighted average grant date fair value (per share) of restricted stock units units issued	$9.53
Total fair value of RSUs vested, using market price at vest date	$1,101

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $4.7 million and $5.4 million for three months ended March 31, 2022 and 2021, respectively. For the three months ended March 31, 2022 and 2021, the Company expensed $3.9 million and $4.4 million, respectively, to Selling, general and administrative expenses, with the remaining $0.8 million and $1.0 million, respectively, in Cost of goods sold and ending inventory. Unrecognized compensation expense as of March 31, 2022 for option awards is $24.7 million and will be recorded over the course of the next 4 years.

The Company recorded compensation expense for RSU awards in the amount of $2.9 million and $1.5 million for the three months ended March 31, 2022 and 2021, respectively, of which $2.4 million and $1.1 million, respectively, is included in Selling, general and administrative expenses, with the remaining $0.5 million and $0.4 million, respectively, in Cost of goods sold and ending inventory. Unrecognized compensation expense for RSU awards as of March 31, 2022 is $3.0 million and will be recognized over the course of the next 4 years.

As of March 31, 2022 and December 31, 2021 ending inventory includes $1.4 million and $1.2 million of capitalized compensation expense related to both options and RSUs, respectively. For the three months ended March 31, 2022 and 2021, $1.0 million and $0.7 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.6 million and $0.1 million, respectively, related to compensation expense capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE	10. ACQUISITIONS

(a)	Business Combinations

No business combinations were completed during the three months ended March 31, 2022. Current period measurement period adjustments, along with a discussion of areas where measurement period adjustments are most likely to occur in the future, related to acquisitions completed in previous periods are as follows:

(i) Bluma

During the three months ended March 31, 2022, the Company recorded measurement period adjustments related to deferred taxes and income taxes payable, which resulted in a net increase in goodwill of $1.8 million.

(ii) Cultivate Licensing, LLC and BL Real Estate, LLC (“Cultivate”)

During the three months ended March 31, 2022, the Company recorded measurement period adjustments related to property and equipment, deferred consideration, licenses and deferred taxes, which resulted in a net increase in goodwill of $0.4 million.

While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are inventory, fixed assets, intangible assets, deferred tax assets and liabilities and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

(iii) CP Pennsylvania Holdings, LLC (“Cure Penn”)

While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangible assets, consideration (working capital adjustment) and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

(iv) Laurel Harvest Labs, LLC (“Laurel Harvest”)

During the three months ended March 31, 2022, the Company recorded measurement period adjustments related to deferred taxes and income taxes payable, which resulted in a net reduction in goodwill of $0.7 million.

While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, deferred tax asset and liabilities, consideration (working capital adjustment), fixed assets and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

(b)	Deferred and Contingent Consideration, Short-term

The following is a summary of Deferred and contingent consideration balances as of March 31, 2022 and December 31, 2021, which are classified as short-term:

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

($ in thousands)	March 31, 2022	December 31, 2021
Cultivate contingent consideration	$39,636	$33,969
Laurel Harvest deferred consideration	46,968	37,847

Total Deferred and contingent consideration, short-term	$86,604	$71,816

In the third quarter of 2021, the Company recorded a contingent consideration of $29.6 million related to the Cultivate acquisition. The former owners of Cultivate are entitled to an earnout of up to $68.0 million, which is expected to be paid during the second quarter of 2022. At December 31, 2021 and March 31, 2022, the Company remeasured the fair value, based on Cultivate’s adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), a non-GAAP financial measure, increasing the value to $34.0 million and $39.6 million, respectively. Losses related to the earnout adjustments were included in Other expense, net, in these periods.

In the fourth quarter of 2021, the Company recorded $37.9 million short-term deferred consideration and $9.0 million long-term deferred consideration, for a total of $46.9 million deferred consideration related to the Laurel Harvest acquisition. Total deferred payment of $50.0 million is payable within 18 months of the acquisition date; however, the timing of the payment can be accelerated based on timing of the opening of five (5) new dispensaries. Based on the current projections of timing of the opening of these dispensaries and the deferred consideration earnings associated with each, the Company reclassified $9.0 million of long-term deferred consideration to short-term deferred consideration as of March 31, 2022.

(c)	Deferred Consideration, Long-term

The following is a summary of Deferred consideration as of March 31, 2022 and December 31, 2021, which is classified as long-term:

($ in thousands)	March 31, 2022	December 31, 2021
Valley Ag operating cash flows deferred consideration	$8,607	$8,577
Laurel Harvest deferred consideration	—	9,074

Total Deferred consideration, long-term	$8,607	$17,651

As of March 31, 2022, the estimated liability of $8.6 million is based on the present value of expected payments associated with future cash flows of Valley Ag. In the fourth quarter of 2021, the Company recorded $9.0 million of long-term deferred consideration, related to the Laurel Harvest acquisition. During the three months ended March 31, 2022, the Company reclassified $9.0 million of long-term deferred consideration to short-term deferred consideration, based on current projections of timing of the opening of these dispensaries.

(d)	Pending Acquisitions

On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care pursuant to a statutory plan of arrangement (the “Arrangement”), in an all-share transaction with an equity value of approximately $2.0 billion (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share, subject to adjustment. Additional details of the Columbia Care Transaction will be described in the management information circular and proxy statement that will be mailed to Columbia Care shareholders in connection with a special meeting of Columbia Care shareholders, held to approve this transaction. The Columbia Care Transaction is expected to close during the fourth quarter of 2022. While divestitures are anticipated to be required for state regulatory approval of the Columbia Care Transaction, the scope and financial impact of any divestitures cannot be quantified at this time.

NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s Long-term notes and loans payable balances as of March 31, 2022 and December 31, 2021:

($ in thousands)	March 31, 2022	December 31, 2021
Senior Loan, net of unamortized debt issuance costs	$400,000	$400,000
Interest payable	19,211	9,711
Financing liability - leases	97,633	97,797
Less: unamortized debt issuance costs	(21,566)	(22,501)

Total borrowings and interest payable	$495,278	$485,007
Less: short-term borrowings and interest payable	(19,211)	(9,711)
Less: current portion of financing liability - leases	(9,991)	(10,217)

Total Long-term notes and loans payable	$466,076	$465,079

(a)	Senior Loan and Amended Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100 million, with the option to increase the principal amount to $200 million. Of the $100 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

The Tranche A Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly and had a stated maturity of July 22, 2021. The Tranche B Commitment accrued interest at a rate of 13.2% per annum, payable in cash quarterly and had a stated maturity of January 22, 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were 17.0% and 16.1%, respectively.

On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one amended term loan (the “Amended Term Loan”). Of the $200 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders (the “Non-Extending Lenders Commitment”), $97.3 million was committed by extending lenders (the “Extending Lenders Commitment”) and $91.0 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

The Non-Extending Lenders Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrued interest at a rate of 12.0% per annum, payable in cash quarterly. The Company’s effective interest rates for the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment were 17.7% and 15.8%, respectively.

On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400 million (the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the existing Amended Term Loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.

The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities.

The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan also contains negative covenants, which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. In addition, the Company is required to maintain a minimum cash balance of $50 million and to ensure that the Fixed Charge Coverage Ratio; defined as the ratio of (a) consolidated EBITDA less unfinanced capital expenditures; restricted payments, as defined by the loan agreement; and federal, state, provincial, local and foreign income taxes (b) consolidated fixed charges; is not less than 2 to 1. As of May 18, 2022, the Company was in compliance with all covenants.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees. Interest expense is discussed in Note 19.

As discussed in Note 10, on March 23, 2022, the Company announced it had entered into the Arrangement Agreement with Columbia Care to acquire all of the issued and outstanding shares of Columbia Care. On March 23, 2022, Cresco entered into a consent agreement with respect to the Senior Loan pursuant to which certain amendments were made to the Senior Loan which are conditional and effective on the closing of the Arrangement (the “Amended Senior Loan”). The Amended Senior Loan permits the Arrangement, Cresco’s assumption of certain Columbia Care debt and certain proposed asset sales in connection with the Arrangement, in each case, on and subject to the terms and conditions of the Amended Senior Loan.

(b)	Financing Liabilities

The Company recognized financing liabilities in relation to sale-leaseback transactions for which the incremental borrowing rates range from 11.2% to 17.5% with remaining terms between 7.8 and 18.3 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is disclosed in Note 19.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 12. REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31,
($ in thousands)	2022	2021
Wholesale	$95,109	$95,634
Dispensary	119,282	82,803

Total Revenue	$214,391	$178,437

The Company generates revenue, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 10.0% and 3.9% of gross revenue for the three months ended March 31, 2022 and 2021, respectively.

(b)	Loyalty Programs

In the states of Illinois, Arizona, Pennsylvania, New York and Florida; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.04 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of March 31, 2022 and 2021, there were 112.3 million and 58.9 million points outstanding, with an approximate value of $1.7 million and $0.7 million, respectively. The Company expects outstanding loyalty points to be redeemed within one year.

NOTE	13. OTHER EXPENSE, NET

For the three months ended March 31, 2022 and 2021, Other expense, net consisted of the following:

	Three Months Ended
	March 31,
($ in thousands)	2022	2021
Unrealized gain (loss) on derivative liabilities - warrants	$375	$(7,649)
Loss on derivative instruments	(5,667)	(11,106)
Gain on provision - loan receivable	738	273
Unrealized loss on investments held at fair value	(1,670)	(1,305)
Loss on disposition	—	(3,343)
Gain on conversion of investment	—	9,324
Gain (loss) on foreign currency	68	(636)
Other (loss) income	(616)	2,102

Total Other expense, net	$(6,772)	$(12,340)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 14. RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

Related parties including key management personnel hold 91.7 million redeemable units of Cresco Labs, LLC, which is equal to $26.0 million of Non-controlling interests as of March 31, 2022. During the three months ended March 31, 2022 and 2021, 85.3% and 79.8%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including key management personnel.

(b)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar, Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.

The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties, where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the three months ended March 31, 2022 and 2021, the Company received tenant improvement allowance reimbursements of $1.4 million and $nil, respectively. The Company expects to receive further reimbursements of $0.8 million as of March 31, 2022.

Below is a summary of the expense resulting from the related party lease liabilities for the three months ended March 31, 2022 and 2021.

		Three Months Ended March 31,
($ in thousands)	Classification	2022	2021
Operating Leases
Lessor has minority interest in SLO	Rent expense	$379	$400
Lessor has minority interest in MedMar	Rent expense	73	57
Lessor is an MVS shareholder	Rent expense	296	277
Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$66
Lessor has minority interest in MedMar	Interest expense	69	71
Lessor is an MVS shareholder	Depreciation expense	19	18
Lessor is an MVS shareholder	Interest expense	34	21

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Additionally, below is a summary of the right-of-use (“ROU”) assets and lease liabilities attributable to related party lease liabilities as of March 31, 2022 and December 31, 2021:

	As of March 31, 2022		As of December 31, 2021
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in SLO	$6,936	$12,193	$6,996	$11,938
Lessor has minority interest in MedMar	1,498	1,527	1,525	1,549
Lessor is an MVS shareholder	6,205	6,208	6,314	4,867
Finance Leases
Lessor has minority interest in MedMar	$2,263	$2,610	$2,137	$2,457
Lessor is an MVS shareholder	597	1,049	616	1,063

During the three months ended March 31, 2022 and 2021, the Company recorded interest expense on finance liabilities of $0.1 million. As of March 31, 2022 and December 31, 2021, the Company had finance liabilities totaling $1.5 million. All finance liabilities outstanding are due to an entity controlled by an MVS shareholder.

NOTE 15. COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2022, there were no pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

(b)	Contingencies

The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation permits, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with applicable regulations as of March 31, 2022, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)	Commitments

As of March 31, 2022, the Company had total commitments of $9.2 million related to material construction projects. During the first quarter of 2022, pursuant to the Illinois Cannabis Regulation and Tax Act, the Company issued $0.2 million in loans to an Illinois company which has secured Craft Grower Licenses to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. These loans are discussed in Note 16. These loans fully satisfy the Company’s funding requirements under Illinois Cannabis Regulation and Tax Act; however, the Company may elect to fund similar loans in the future.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.

NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial	Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2022 and December 31, 2021 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the three months ended March 31, 2022.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

The following tables summarize the Company’s financial instruments as of March 31, 2022 and December 31, 2021:

	March 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$179,320	$—	$—	$—	$179,320
Restricted cash[1]	2,600	—	—	—	2,600
Security deposits	3,942	—	—	—	3,942
Accounts receivable, net	48,691	—	—	—	48,691
Loans receivable, long-term	1,234	—	—	—	1,234
Investments	—	3,001	627	660	4,288
Financial Liabilities:
Accounts payable	$33,285	$—	$—	$—	$33,285
Accrued liabilities	95,962	—	—	—	95,962
Short-term borrowings	29,202	—	—	—	29,202
Current portion of lease liabilities	21,137	—	—	—	21,137
Deferred consideration, contingent consideration and other payables, short-term	5	10	—	86,604	86,619
Derivative liabilities, short-term	—	—	—	809	809
Lease liabilities	124,104	—	—	—	124,104
Deferred consideration and contingent consideration, long-term	—	—	—	8,607	8,607
Long-term notes payable and loans payable	466,076	—	—	—	466,076

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

	December 31, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$223,543	$—	$—	$—	$223,543
Restricted cash[1]	2,559	—	—	—	2,559
Security deposits	3,941	—	—	—	3,941
Accounts receivable, net	43,379	—	—	—	43,379
Loans receivable, short-term	747	—	—	565	1,312
Loans receivable, long-term	505	—	—	—	505
Investments	—	4,710	542	660	5,912
Financial Liabilities:
Accounts payable	$32,278	$—	$—	$—	$32,278
Accrued liabilities	95,442	—	—	—	95,442
Short-term borrowings	19,928	—	—	—	19,928
Current portion of lease liabilities	20,792	—	—	—	20,792
Deferred consideration, contingent consideration and other payables, short-term	5	12	—	71,816	71,833
Derivative liabilities, short-term	—	—	—	1,172	1,172
Lease liabilities	118,936	—	—	—	118,936
Deferred consideration and contingent consideration, long-term	—	—	—	17,651	17,651
Long-term notes payable and loans payable	465,079	—	—	—	465,079

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.

The December 31, 2021 Level 3 asset balance of $1.2 million decreased by $0.6 million to a March 31, 2022 balance of $0.7 million. The decrease was driven by the settlement of the Lighthouse loan during the quarter, which was classified as Loans receivable, short-term.

The December 31, 2021 Level 3 liability balance of $90.6 million, increased by $5.4 million compared to the March 31, 2022 balance of $96.0 million. The increase was driven by an $5.7 million increase to the fair value of the Cultivate contingent consideration balance, offset by a decrease to warrants, driven by decreases in remaining expected warrant life and decreases in the Company’s share price, partially offset by increases in the volatility assumption for the Company’s shares. During the quarter, $9.0 million was reclassified from long-term to short-term related to the Laurel Harvest deferred consideration liability. See Note 10 for additional discussion of that reclassification.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of March 31, 2022 and December 31, 2021:

($ in thousands)	Valuation classification	March 31, 2022	December 31, 2021
Short-term loans receivable - Lighthouse, net of ECL[1]	Fair value	$—	$565
Interest receivable	Amortized cost	—	747

Total Loans receivable, short-term		$—	$1,312

[1]	Expected Credit Loss (“ECL”)

On August 12, 2019, the Company issued a secured convertible promissory note that was convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. The loan was amended in March 2021 to extend the maturity date from February 2021 to February 2022. During the quarter, payment for the outstanding balance and interest was received.

(b)	Loans receivable, long-term

The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of March 31, 2022 and December 31, 2021:

($ in thousands)	Valuation classification	March 31, 2022	December 31, 2021
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	819	100
Long-term loans receivable - other, net of ECL	Amortized cost	415	405

Total Loans receivable, long-term		$1,234	$505

(i)	Illinois Incubator Loan

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One $0.1 million loan related to the Craft Grower License, was fully funded on July 20, 2021 and matures on July 20, 2026. The remaining loans of $1.2 million were fully funded on March 21, 2022 and matures on July 20, 2027. The loans are measured at amortized cost and bear no interest.

(ii)	Other Loans

In connection with the acquisition of CannaRoyalty Corp., the Company assumed a loan receivable with a balance of $0.4 million as of March 31, 2022 and December 31, 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(c)	Share Purchase Warrants

At March 31, 2022, the Company had 9.5 million warrants outstanding, of which 4.2 million are classified as current liabilities. 3.7 million of these liability-classified warrants are from issuances to underwriters associated with the September 2019 financing. During the three months ended March 31, 2022, no September 2019 financing warrants were exercised.

During the three months ended March 31, 2022, the Company recorded a mark-to-market gain of $0.4 million, primarily due to changes in the Company’s share price, volatility and remaining expected life; additionally, the Company recorded $nil in unrealized gain/loss on foreign exchange. For the three months ended March 31, 2021, the company recorded a mark-to-market loss of $7.6 million, primarily due to changes in the Company’s share price and other market factors and an unrealized foreign exchange loss of $0.3 million.

All warrants classified as derivative liabilities are measured at fair value. As of March 31, 2022 and December 31, 2021, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	March 31, 2022	December 31, 2021
Risk-free annual interest rate	0.62%	0.15%
Expected annual dividend yield	0%	0%
Expected stock price volatility	59.4%	47.3%
Expected life of stock warrants	< 1 year	< 1 year
Forfeiture rate	0%	0%
Share price at period end	$6.03	$6.62
Strike price at period end	$10.00	$9.86

Volatility was calculated by using the Company’s historical share volatility. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the warrants. The Company does not expect grantees to forfeit warrants.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

Financial	Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and the Company’s management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2022 and December 31, 2021 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but have not yet been voted on within the U.S. Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

The Company’s aging of Accounts receivables as of March 31, 2022 and December 31, 2021 was as follows:

($ in thousands)	March 31, 2022	December 31, 2021
0 to 60 days	$42,952	$37,750
61 to 120 days	4,622	4,309
120 days +	3,506	3,540

Total accounts receivable, gross	$51,080	$45,599

Allowance for doubtful accounts	2,389	2,220

Total Accounts receivable, net	$48,691	$43,379

For the three months ended March 31, 2022 and 2021, the Company recorded bad debt expense of $0.2 million and $0.1 million, respectively, to account for ECL and recorded an additional $nil and $0.4 million, respectively, in bad debt related to invoice write-offs.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2022, the Company had working capital (defined as current assets less current liabilities) of $68.6 million. The Company will continue to raise capital as needed to fund operations and expansion.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of March 31, 2022:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and Accrued liabilities	$129,247	$—	$—	$129,247
Deferred consideration, contingent consideration and other payables	86,619	—	—	86,619
Deferred consideration and contingent consideration	—	8,607	—	8,607
Long-term notes payable and loans payable and Short-term borrowings	29,202	—	466,076	495,278

Total obligations as of March 31, 2022	$245,068	$8,607	$466,076	$719,751

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in USD. As of March 31, 2022 and December 31, 2021, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $0.1 million in foreign exchange gains and $0.7 million in foreign exchange losses during the three months ended March 31, 2022 and 2021, respectively.

As of March 31, 2022 and December 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Senior Loan accrues at a rate of 9.5% per annum and has an effective interest rate of 11.0%.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, Derivative liabilities, long-term and Deferred consideration and contingent consideration with a corresponding change to Other expense, net.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware that unforeseen regulatory changes could have a material adverse impact on the goals and operation of the business as a whole.

(vi)	Novel Coronavirus (“COVID-19”) Risk

COVID-19 was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration. As of March 31, 2022, the vaccine is widely available, however, there remains significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 17. VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021. This entity was determined to be a VIE as the Company possesses the power to direct activities through written agreements:

	March 31, 2022	December 31, 2021
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$38,781	$36,850
Non-current assets	36,562	36,320
Current liabilities	(77,961)	(72,476)
Non-current liabilities	(23,222)	(23,124)
Equity attributable to Cresco Labs Inc.	(25,840)	(22,430)

The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$1,032	$1,108
Net loss attributable to Cresco Labs Inc.	(2,378)	(1,442)
Net loss	(2,378)	(1,442)

NOTE	18. SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Commercial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODM”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region. For the three months ended March 31, 2022 and 2021, the Company generated 100% and 98.2%, respectively, of its revenue in the United States with the remainder generated in Canada.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

NOTE 19. INTEREST EXPENSE, NET

Interest expense, net, consisted of the following for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ in thousands)	2022	2021
Interest expense – leases	$(994)	$(937)
Interest expense – notes and loans payable	(9,500)	(6,021)
Accretion of debt discount and amortization of deferred financing fees	(934)	(1,420)
Interest expense – financing activities and sale and leasebacks	(2,981)	(2,836)
Other interest expense	(99)	(333)
Interest income	145	245

Total Interest expense, net	$(14,363)	$(11,302)

See Note 11 for additional information on Interest expense – notes and loans payable and accretion of debt discount and amortization of deferred financing fees.

NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes, as well as, certain state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Arizona and Maryland do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its income tax returns in these states.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. As a Canadian resident company, the Company is also subject to Canadian income tax, where applicable.

The following table summarizes the Company’s income tax expense and effective tax rates for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ in thousands)	2022	2021
Loss before income taxes	$(868)	$(8,600)
Income tax expense	22,807	15,524
Effective tax rate	(2,627.5)%	(180.5)%

The Company had no unrecognized tax benefits as of March 31, 2022.

NOTE 21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 18, 2022, which is the date on which these financial statements were issued.